SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                              FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended December 31, 1999
                                       _________________


                     CUMMINS ENGINE COMPANY, INC.
     (Name of issuer of the securities held pursuant to the plan)


Commission File Number 1-4949.
                       _______


Incorporated in the State of Indiana    I.R.S. Employer Identification
                                                No. 35-0257090


     500 Jackson Street, Box 3005, Columbus, Indiana  47202-3005
               (Address of Principal Executive Office)

                  Telephone Number:  (812) 377-5000


             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                     RETIREMENT AND SAVINGS PLANS
                   AS OF DECEMBER 31, 1999 AND 1998
        TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                        (Full title of the plan)

             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                    RETIREMENT AND SAVINGS PLANS
                    INDEX TO FINANCIAL STATEMENTS


                                                             Page
                                                             ____

Report of Independent Public Accountants                      3

Combining Statements of Net Assets Available for              4-5
 Benefits as of December 31, 1999 and 1998

Combining Statements of Changes in Net Assets Available for
 Benefits for the Years Ended December 31, 1999 and 1998      6-7

Notes to Financial Statements                                 8-20


                                                           Schedule
                                                           ________


Item 27a - Schedule of Assets Held for Investment            I - Page 21
 Purposes as of December 31, 1999

Item 27a - Schedule of Assets Held for Investment          I-A - Page 22
 Purposes as of December 31, 1999

Schedule of Matching Contribution Formulas                  II - Page 23
 as of December 31, 1999

Schedule of Employing Locations by Plan                    III - Page 24
 as of December 31, 1999

Item 27b - Schedule of Loans or Fixed Income                IV - Page 25
 Obligations as of December 31, 1999

                                                            Exhibit
                                                            _______

Consent of Independent Public Accountants                      23

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ________________________________________




To the Benefits Policy Committee
Of Cummins Engine Company, Inc.:


We have audited the accompanying combining statements of net assets available for benefits, of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS (the Plans) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits, for the years ended December 31, 1999 and 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1999 and 1998, and the changes in the net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, matching contribution formulas, employing locations by plan, and loans or fixed income obligations are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               ARTHUR ANDERSEN LLP

Chicago, Illinois
June 23, 2000

                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                      COMBINING STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                       AS OF DECEMBER 31, 1999
                                          (stated in OOO's)

                                    Salaried   Bargaining     Onan     Lubricon
CDC       Total
                                    ________   __________   ________   ________
_______   __________
Assets
______

Cash and investments:

 Cash & Cash Equivalents            $  1,120    $      -    $      -     $  -
$     -   $    1,120
 Cummins Engine Company, Inc.
  Fixed Income Fund at contract
   value (Note 3)                    109,446     131,415      21,473       10
10,135      272,479
  Investments at market value
   (Note 3)                          484,983     170,778      98,515      551
26,066      780,893

 Participant Loans                     4,430       3,594       1,015       27
1,218       10,284
                                    ________    ________     _______     ____
_______    _________
Total cash and investments           599,979     305,787     121,003      588
37,419    1,064,776
                                    ________    ________     _______     ____
_______    _________
Receivables:

 Employer contributions                7,552       1,527         113        -
674        9,866
 Employee contributions                1,704       1,472         368        -
224        3,768
 Employee loan repayments                280         218          64        -
42          604
 Accrued interest                          1           -           -        -
-            1
                                    ________    ________     _______     ____
_______    _________
Total receivables                      9,537       3,217         545        -
940       14,239
                                    ________    ________     _______     ____
_______    _________
Total assets                         609,516     309,004     121,548      588
38,359    1,079,015
                                    ________    ________     _______     ____
_______    _________
Liabilities
___________

 Interest payable                      1,710           -           -        -
-        1,710
 Note payable - ESOP                  60,950           -           -        -
-       60,950
 Administrative Fees Payable               4           5           1        -
-           10
                                    ________    ________    ________     ____
_______   __________
Total liabilities                     62,664           5           1        -
-       62,670
                                    ________    ________    ________     ____
_______   __________
Net Assets                          $546,852    $308,999    $121,547     $588
$38,359   $1,016,345
                                    ________    ________    ________     ____
_______   __________
                                    ________    ________    ________     ____
_______   __________



The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                      COMBINING STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                       AS OF DECEMBER 31, 1998
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon
CDC      Total
                                    ________   __________   _______   ________
_______   ________
Assets
______

Cash and investments:

 Cash and Cash Equivalents          $  1,290    $      -    $     -     $  -
$     -   $  1,290
 Cummins Engine Company, Inc.
  Fixed Income Fund at contract
   value (Note 3)                     95,344     116,675     19,721       23
7,077    238,840
  Investments at market value
   (Note 3)                          404,826     156,962     86,689      501
23,872    672,850

 Participant Loans                     5,148       3,808      1,121       27
1,118     11,222
                                    ________    ________    _______     ____
_______   ________
Total cash and investments           506,608     277,445    107,531      551
32,067    924,202
                                    ________    ________    _______     ____
_______   ________
Receivables:

 Employer contributions                6,394       1,538        149        -
681      8,762
 Employee contributions                1,605       1,378        358        -
305      3,646
 Employee loan repayments                275         233         66        -
87        661
 Accrued interest                          1           -          -        -
-          1
                                    ________    ________    _______     ____
_______   ________
Total receivables                      8,275       3,149        573        -
1,073     13,070
                                    ________    ________    _______     ____
_______   ________
Total assets                         514,883     280,594    108,104      551
33,140    937,272
                                    ________    ________    _______     ____
_______   ________
Liabilities
___________

 Interest payable                      1,856           -          -        -
-      1,856
 Note payable - ESOP                  63,250           -          -        -
-     63,250
 Administrative Fees Payable               4           4          1        -
-          9
                                    ________    ________    _______     ____
_______   ________
Total liabilities                     65,110           4          1        -
-     65,115
                                    ________    ________    _______     ____
_______   ________
Net Assets                          $449,773    $280,590   $108,103     $551
$33,140   $872,157
                                    ________    ________   ________     ____
_______   ________
                                    ________    ________   ________     ____
_______   ________


The accompanying notes and schedules are an integral part of these statements.


                            CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
               COMBINING STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1999
                                          (stated in OOO's)

                                         Salaried   Bargaining     Onan
Lubricon     CDC       Total
                                         ________   __________   ________
________   _______   __________

Net Assets - beginning of year           $449,773    $280,590    $108,103
$551     $33,140   $  872,157
                                         ________    ________    ________
____     _______   __________

Investment income:
 Fund investment income                    67,676      36,006      17,326
98       5,134      126,240
 Interest income                              333           -           -
-           -          333
 Dividend income                            2,296           -           -
-           -        2,296
 Net realized & unrealized appreciation
  in the value of investments              29,866           -           -
-           -       29,866
                                         ________    ________     _______
____     _______    _________

Total investment income                   100,171      36,006      17,326
98       5,134      158,735

Less: investment advisory expense               5           -           -
-           -            5
      interest expense                      3,419           -           -
-           -        3,419
                                         ________    ________     _______
____     _______    _________

Net investment income                      96,747      36,006      17,326
98       5,134      155,311
                                         ________    ________     _______
____     _______    _________


Contributions:
 Employer                                  15,685       1,473          73
-       1,346       18,577
 Employee                                  25,321      14,234       5,253
-       2,706       47,514
 Rollover                                   1,088         142         139
-          38        1,407
                                         ________    ________     _______
____     _______    _________
Total contributions                        42,094      15,849       5,465
-       4,090       67,498
                                         ________    ________     _______
____     _______    _________

Participant withdrawals                   (40,880)    (23,154)    (10,574)
(61)     (3,952)     (78,621)

Inter-plan transfers                         (882)       (292)      1,227
-         (53)           -
                                         ________    ________    ________
____     _______   __________

Net assets - end of year                 $546,852    $308,999    $121,547
$588     $38,359   $1,016,345
                                         ________    ________    ________
____     _______   __________
                                         ________    ________    ________
____     _______   __________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                COMBINING STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      Total
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $435,523    $252,188    $98,395
$613     $26,355   $813,074
                                         ________    ________    _______
____     _______   ________

Investment income:
 Fund investment income                    58,052      28,316     15,696
91       4,197    106,352
 Interest income                              157           -          -
-           -        157
 Dividend income                            2,093           -          -
-           -      2,093
 Net realized & unrealized depreciation
  in the value of investments             (52,861)          -          -
-           -    (52,861)
                                         ________    ________    _______
____     _______   ________

Total investment income                     7,441      28,316     15,696
91       4,197     55,741

Less: investment advisory expense               5           -          -
-           -          5
      interest expense                      4,523           -          -
-           -      4,523
                                         ________    ________    _______
____     _______   ________

Net investment income                       2,913      28,316     15,696
91       4,197     51,213
                                         ________    ________    _______
____     _______   ________

Contributions:
 Employer                                  15,355       1,421        231
6       1,318     18,331
 Employee                                  23,995      13,912      5,466
(1)      2,843     46,215
 Rollover                                   3,338         279        185
-         228      4,030
                                         ________    ________    _______
____     _______   ________
Total contributions                        42,688      15,612      5,882
5       4,389     68,576
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                   (31,724)    (15,228)   (11,806)
(119)     (1,829)   (60,706)

Inter-plan transfers                          373        (298)       (64)
(39)         28          -
                                         ________    ________    _______
____     _______   ________

Net assets - end of year                 $449,773    $280,590   $108,103
$551     $33,140   $872,157
                                         ________    ________   ________
____     _______   ________
                                         ________    ________   ________
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.


                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998
     (Dollar amounts stated in 000's, except share and per share amounts)


1.  SUMMARY OF THE PLAN
    ___________________

      The Cummins Engine Company, Inc. (the Company or the Companies) and Affiliates Retirement and Savings Plans (the Plan or the Plans) are defined contribution plans that cover five employee groups, as described in Note 3. Participants have the opportunity to make pre-tax and after-tax contributions to the plan. Details of the plans are described in Note 2 and Note 3.

   2.  DESCRIPTION OF THE PLANS
    ________________________

Participation
_____________

        Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans as soon as administratively possible. Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

        The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay (10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20% in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

        Either at the end of each Plan year or on a monthly basis, the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the Plan year or month. The formulas for these matches, as set forth in the Plans, vary for each Company (see Schedule II). Certain groups of participants receive cash matches and other groups participate in the ESOP and Flexi Trust (as described below) and receive matching contributions in the form of Company common stock.

     In July 1989, the Company established the ESOP Trust and sold 2,362,206 shares of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75,000 promissory note (the Note) secured by the shares. In December 1990, the ESOP Trust prepaid its then-current indebtedness to the Company with proceeds from the issuance of $72,750 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. Effective July, 1998 the ESOP Notes were refinanced at 6.96 percent due 2010 and guaranteed by the Company (see Note
6). As of December 31, 1999, 1,256,618 shares were allocated and 1,105,588 remain unallocated in the ESOP Trust.

     In January 1997, the Company established the Flexi Trust and sold 3,750,000 shares of its common stock at $48.25 per share to the Flexi Trust in exchange for a $180,938 promissory note at 7.65 percent due 2012 secured by the shares. In the event contributions to, and earnings of, the Trust are insufficient to satisfy any installment of principal and interest on the due date thereof, the Company (acting through the Trust Committee) may, in its discretion, forgive such installment to the extent of the insufficiency.

     Participant and Company cash matching contributions are deposited in the Trust and then invested in the seven investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the seven investment funds in multiples of 1 percent. Fund reallocations can be changed daily with a limit of four times per month. Common stock account balances in the ESOP and Flexi Trust accounts can not be redirected into the other RSP investment options unless participants are 55 years of age or older. Investment income is allocated to participant accounts on a daily basis.

Participant Withdrawals
_______________________

     Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions (after remaining in the account for two full plan years) and accumulated earnings thereon. Participants are also permitted to take out loans (see Note 3). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. In-service withdrawals from the ESOP account are prohibited.

Plan Payouts
____________

     Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $5. Terminating participants with account balances greater than $5 must consent to any payment prior to the attainment of age 70 1/2. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the investments prior to distribution. Distributions from the ESOP and Flexi Trust portions of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.

Plan Termination
________________

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and nonforfeitable.

3.  SUMMARY OF ACCOUNTING POLICIES
    ______________________________

Basis of Combination
____________________

    The Combining Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. (the Company) and certain subsidiary companies (the Companies). These Plans include:

 . Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (Salaried Plan)

 . Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (Bargaining Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for Onan
   Corporation Employees (Onan Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for Lubricant
   Consultants, Inc. Employees (Lubricon Plan)

 .  Cummins Engine Company, Inc. Retirement and Savings Plan for
   Consolidated Diesel Company Employees (CDC Plan)

Trust Arrangements
__________________

     A single trust arrangement is maintained with The Vanguard Group (the Trustee) for the administration of all the investments in the Plans.

Accounting Method
_________________

     Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by generally accepted accounting principles.

Use of Estimates
________________

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Adoption of Statement of Position 99-3
______________________________________

        The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures. There was no effect on the previously reported changes in net assets.

Investments
___________

     Investments held by the Trust are stated at market value except for the investment contracts, within the Fixed Income Fund, which are stated at contract value. Changes in market value of the investment contracts are reflected in Fund investment income (loss) on the Combining Statements of Changes in Net Assets Available for Benefits. Quoted market prices are used to value investments.

     The following presents investments that represent 5% or more of the Plan's net assets at December 31:

Salaried Plan                                            1999         1998
_____________                                          ________     ________

Cummins Engine Company, Inc. Fixed Income Fund         $109,446     $ 95,344
Vanguard Wellington Fund                                 91,719       99,607
Vanguard U.S. Growth Fund                                97,454       79,025
Vanguard Index Trust Fund                               121,498       97,714
Cummins Engine Company, Inc. Common Stock Fund          146,539      109,977
*Cummins Engine Company, Inc. ESOP Fund                  98,088       74,745

Bargaining Plan
_______________

Cummins Engine Company, Inc. Fixed Income Fund         $131,415     $116,675
Vanguard Wellington Fund                                 56,541       62,609
Vanguard U.S. Growth Fund                                34,876       29,491
Vanguard Index Trust Fund                                49,017       41,462
Cummins Engine Company, Inc. Common Stock Fund           24,845       20,319

Onan Plan
_________

Cummins Engine Company, Inc. Fixed Income Fund         $ 21,473     $ 19,721
Vanguard Wellington Fund                                 29,073       29,501
Vanguard U.S. Growth Fund                                26,746       21,470
Vanguard Index Trust Fund                                31,327       26,094
Cummins Engine Company, Inc. Common Stock Fund                -        5,994

Lubricon Plan
_____________

Vanguard Wellington Fund                               $     50     $     88
Vanguard U.S. Growth Fund                                   197          144
Vanguard Index Trust Fund                                   206          149
Vanguard Explorer Fund                                       47           80
Vanguard International Fund                                  40           31

CDC Plan
________

Cummins Engine Company, Inc. Fixed Income Fund         $ 10,135     $     77
Vanguard Wellington Fund                                  6,015        6,436
Vanguard U.S. Growth Fund                                 8,192        6,823
Vanguard Index Trust Fund                                 8,667        7,640
Cummins Engine Company, Inc. Common Stock Fund                -        2,129

  * Non-participant directed

  During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

         Salaried Plan               1999            1998
         _____________             ________        ________

         Mutual funds              $ 49,063        $  2,096
         Common stock                41,393          (5,292)
         Fixed income fund            6,291           6,109
                                   ________        ________
         Total                     $ 96,747        $  2,913
                                   ________        ________
                                   ________        ________
         Bargaining Plan
         _______________

         Mutual funds              $ 19,431        $ 24,640
         Common stock                 8,985          (3,654)
         Fixed income fund            7,590           7,330
                                   ________        ________
         Total                     $ 36,006        $ 28,316
                                   ________        ________
                                   ________        ________

         Onan Plan
         _________

         Mutual funds              $  1,318        $ 15,906
         Common stock                12,827          (1,458)
         Fixed income fund            3,181           1,248
                                   ________        ________
         Total                     $ 17,326        $ 15,696
                                   ________        ________
                                   ________        ________
         Lubricon Plan
         _____________

         Mutual funds              $     94        $     95
         Common stock                     3              (6)
         Fixed income fund                1               2
                                   ________        ________
         Total                     $     98        $     91
                                   ________        ________
                                   ________        ________
         CDC Plan
         ________

         Mutual funds              $  3,710        $  4,288
         Common stock                   889            (533)
         Fixed income fund              535             442
                                   ________        ________
         Total                     $  5,134        $  4,197
                                   ________        ________
                                   ________        ________

The Cummins Engine Company, Inc. ESOP and the Cummins Engine Company, Inc. FlexiFund, which are included on the Investments at market value in the Combining Statements of Net Assets Available for Benefits in the Salaried Plan only, are non-participant directed. Information about the net assets and changes in net assets for those funds for the year ended and ending December 31 is as follows:

                                    1999                        1998
                         Unallocated    Allocated    Unallocated    Allocated
                         ___________    _________    ___________    _________

Net Assets:

Cummins Engine
Company, Inc. ESOP       $   (5,062)   $   49,055    $  (21,579)   $   38,500

Cummins Engine
Company, Inc.
Flexifund                    17,089             -         7,360             -

Changes in Net Assets:

Company contributions    $   10,917    $    4,606    $    9,100    $    7,076

Interest & Dividends          1,577             -         1,499           751

Net (depreciation)/
 appreciation                17,974        12,944       (24,305)      (28,551)

Benefits paid to
 participants                  (625)       (6,091)         (222)       (2,237)

Other                        (3,596)         (905)          (62)         (571)
                          _________     _________     _________     _________
                          $  26,247     $  10,554     $ (13,990)    $ (23,532)
                          _________     _________     _________     _________
                          _________     _________     _________     _________

The Plan's investments in non-participant directed funds, at December 31, are presented in the following table:

                                    1999                        1998
                         Unallocated    Allocated    Unallocated    Allocated
                         ___________    _________    ___________    _________

Cummins Engine Company, Inc. ESOP
__________________________________

Number of Units           1,105,588     1,256,618     1,198,026     1,164,180

Cost                     $   35,102    $   39,898    $   38,037    $   36,963

Market Value             $   53,411    $   60,707    $   42,530    $   41,328

Cummins Engine Company, Inc. FlexiFund
_______________________________________

Number of Units           1,892,424             -     1,108,511             -

Cost                     $    6,660    $        -    $   10,088    $        -

Market Value             $   16,983    $        -    $    7,046    $        -


     The Fixed Income Fund consists primarily of insurance contracts and bank investment contracts with various insurance companies. The insurance companies maintain investment accounts for each contract. The accounts are credited with earnings on the underlying investments at interest rates ranging from 5.50% to 7.88% for 1999 and 5.48% to 7.88% for 1998 and charged for withdrawals and administrative expenses by the insurance companies. The contracts are included in the financial statements at contract value, as reported to the Plan by the investment administrator. Contract values represent contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The crediting interest rate is based on an agreed upon formula with the issuer.

    Like all the other investment alternatives, the Cummins Common Stock Fund is valued in units. The net asset value per unit fluctuates on a daily basis with the change in the price of Cummins Stock. At December 31, 1999 there were a total of 6,729,000 units and a net asset value of $63,854.

    Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund. Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

Vesting
_______

     The interest of a participant or a former participant in his or her tax-deferred and after-tax contribution account, including the Company matching cash contributions, ESOP shares, Flexi Trust shares, and earnings thereon shall at all times be nonforfeitable and fully vested.

Participant Loans
_________________

    The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50 or 50 percent of the present value of their accounts (excluding ESOP and Flexi Trust accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate, as quoted in the Wall Street Journal, plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance. The interest rates on the outstanding loans range from 7.75% to 8.50%.

Administrative Expenses and Investment Advisory Fees
____________________________________________________

    Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings. Investment advisory fees for the Fixed Income Fund and ESOP Fund are paid directly from the fund, which are included in fund investment income on the Combining Statement of Changes in Net Assets Available for Benefits. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.

4.  TAX STATUS
    __________

    The Internal Revenue Service issued determination letters stating that the Plans were qualified in accordance with applicable plan design requirements as of their dates. In the opinion of the Plan Administrator and Internal Tax Counsel, the Plans are currently designed and continue to operate in a manner that qualifies them under Internal Revenue Code (IRC)
Section 401(a) and, therefore, are exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
    ___________________________________________________

     The following is a reconciliation of net assets available for plan participants as indicated in the financial statements to the federal tax Form 5500.
                                                    Year Ended December 31,
                                                    ______________________
Salaried Plan                                         1999          1998
_____________                                       ________      ________

Net assets available for plan participants
 as indicated in the financial statements           $546,852      $      -
Amounts allocated to withdrawing
 participants                                           (332)            -
                                                    ________      ________
Net assets available for plan participants
 as indicated in the Form 5500                      $546,520      $      -
                                                    ________      ________
                                                    ________      ________
Bargaining Plan
_______________

Net assets available for plan participants
 as indicated in the financial statements           $308,999      $      -
Amounts allocated to withdrawing
 participants                                            (33)            -
                                                    ________      ________
Net assets available for plan participants
 as indicated in the Form 5500                      $308,966      $      -
                                                    ________      ________
                                                    ________      ________
Onan Plan
_________

Net assets available for plan participants
 as indicated in the financial statements           $127,547      $      -
Amounts allocated to withdrawing
 participants                                           (105)            -
                                                    ________      ________
Net assets available for plan participants
 as indicated in the Form 5500                      $121,442      $      -
                                                    ________      ________
                                                    ________      ________

                                                    Year Ended December 31,
                                                    ______________________
CDC Plan                                              1999          1998
________                                            ________      ________

Net assets available for plan participants
 as indicated in the financial statements           $ 38,359      $      -
Amounts allocated to withdrawing
 participants                                            (16)            -
                                                    ________      ________
Net assets available for plan participants
 as indicated in the Form 5500                      $ 38,343      $      -
                                                    ________      ________
                                                    ________      ________

The following is a reconciliation of benefits paid to participants as indicated in the financial statements to the Form 5500.

Salaried Plan                                         1999          1998
_____________                                       ________      ________

Participant benefit payments as indicated
 in the financial statements                        $ 40,880      $      -
Amounts allocated to withdrawing
 participants                                            332             -
                                                    ________      ________
Participant benefit payments as indicated
 in the Form 5500                                   $ 41,212      $      -
                                                    ________      ________
                                                    ________      ________
Bargaining Plan
_______________

Participant benefit payments as indicated
 in the financial statements                        $ 23,154      $      -
Amounts allocated to withdrawing
 participants                                             33             -
                                                    ________      ________
Participant benefit payments as indicated
 in the Form 5500                                   $ 23,187      $      -
                                                    ________      ________
                                                    ________      ________
Onan Plan
_________

Participant benefit payments as indicated
 in the financial statements                        $ 10,574      $      -
Amounts allocated to withdrawing
 participants                                            105             -
                                                    ________      ________
Participant benefit payments as indicated
 in the Form 5500                                   $ 10,679      $      -
                                                    ________      ________
                                                    ________      ________

CDC Plan                                              1999          1998
________                                            ________      ________

Participant benefit payments as indicated
 in the financial statements                        $  3,952      $      -
Amounts allocated to withdrawing
 participants                                             16             -
                                                    ________      ________
Participant benefit payments as indicated
 in the Form 5500                                   $  3,968      $      -
                                                    ________      ________
                                                    ________      ________

6.  LONG-TERM DEBT
    ______________

    The ESOP Trust issued $72,750 of ESOP Notes due in 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 2). Effective July 1998 the ESOP Notes were refinanced at 6.96 percent due 2010 and guaranteed by the Company. The final principal payment, $3,150, is due on January 4, 2010.

7.  PARTIES-IN-INTEREST AND REPORTABLE TRANSACTIONS
    _______________________________________________

    Party-in-interest transactions during the plan year ended December 31, 1999 are included in Schedule I of these statements.

    There are no reportable transactions during the plan year ended December 31, 1999.

                                                              SCHEDULE I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
         ITEM 27A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1999
                                  (000's)


      ISSUER/DESCRIPTION                           MARKET VALUE
_______________________________                    ____________

Salaried:

 Vanguard VMMR Prime Portfolio                       $  1,120
 Cummins Engine Company, Inc.
  Fixed Income Fund****                               109,446
 Vanguard Wellington Fund***                           91,719
 Vanguard U.S. Growth Fund***                          97,454
 Vanguard Index Trust Fund***                         121,498
 Vanguard Explorer Fund***                             16,793
 Vanguard International Fund***                        10,980
 Cummins Engine Company, Inc.
  Common Stock***                                     146,539

 Participant Loans (7.75%-8.50%)                        4,430
                                                     ________

                                                     $599,979
                                                     ________
Bargaining:

 Cummins Engine Company, Inc.
  Fixed Income Fund****                              $131,415
 Vanguard Wellington Fund***                           56,541
 Vanguard U.S. Growth Fund***                          34,876
 Vanguard Index Trust Fund***                          49,017
 Vanguard Explorer Fund***                              3,723
 Vanguard International Fund***                         1,776
 Cummins Engine Company, Inc.
  Common Stock***                                      24,845

 Participant Loans (7.75%-8.50%)                        3,594
                                                     ________

                                                     $305,787
                                                     ________
Onan:

 Cummins Engine Company, Inc.
  Fixed Income Fund****                               $21,473
 Vanguard Wellington Fund***                           29,073
 Vanguard U.S. Growth Fund***                          26,746
 Vanguard Index Trust Fund***                          31,327
 Vanguard Explorer Fund***                              3,395
 Vanguard International Fund***                         2,322
 Cummins Engine Company, Inc.
  Common Stock***                                       5,652

 Participant Loans (7.75%-8.50%)                        1,015
                                                     ________

                                                     $121,003
                                                     ________
Lubricon:

 Cummins Engine Company, Inc.
  Fixed Income Fund****                              $     10
 Vanguard Wellington Fund***                               50
 Vanguard U.S. Growth Fund***                             197
 Vanguard Index Trust Fund***                             206
 Vanguard Explorer Fund***                                 47
 Vanguard International Fund***                            40
 Cummins Engine Company, Inc.
  Common Stock***                                          11
 Participant Loans (7.75%-8.50%)                           27
                                                     ________

                                                     $    588
                                                     ________
CDC:

 Cummins Engine Company, Inc.
  Fixed Income Fund****                              $ 10,135
 Vanguard Wellington Fund***                            6,015
 Vanguard U.S. Growth Fund***                           8,192
 Vanguard Index Trust Fund***                           8,667
 Vanguard Explorer Fund***                                676
 Vanguard International Fund***                           633
 Cummins Engine Company, Inc.
  Common Stock***                                       1,883

 Participant Loans (7.75%-8.50%)                        1,218
                                                     ________
                                                     $ 37,419
                                                     ________
Total:

 Vanguard VMMR Prime Portfolio                       $  1,120
 Cummins Engine Company, Inc.
  Fixed Income Fund****                               272,479
 Vanguard Wellington Fund***                          183,398
 Vanguard U.S. Growth Fund***                         167,465
 Vanguard Index Trust Fund***                         210,715
 Vanguard Explorer Fund***                             24,634
 Vanguard International Fund***                        15,751
 Cummins Engine Company, Inc.
  Common Stock***                                     178,930

 Participant Loans (7.75%-8.50%)                       10,284
                                                   __________

                                                   $1,064,776
                                                   __________


*** Identifies known party-in-interest to the plan

****See detail of Cummins Engine Company, Inc. Fixed Income Fund following Schedule I.

                                                              Schedule I-A

                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                        RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
         ITEM 27A: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1999
                                  (000's)


      SECURITY NAME
     UNDERLYING ASSET                     RATE           CONTRACT VALUE
__________________________                _____          ______________

AIG 1035                                  5.50%             $ 12,692
AIG 1085                                  7.05%                5,035
Allstate GA-6165                          6.25%               12,471
Allstate GA-6174                          6.82%                5,176
Bayerische 99-016                         6.98%               10,262
Canada Life P46010                        6.17%               10,099
GE Life & Annuity GS-3258                 5.97%               10,506
John Hancock 8760                         6.48%                7,400
John Hancock 9729                         6.23%               11,157
Life of Virginia 3144                     6.18%                5,502
Mass Mutual 35027                         7.05%                6,019
Metropolitan Life 25192                   6.63%                5,123
New York Life GA-30196                    7.88%                6,433
New York Life GA-30196-002                7.35%                6,351
Principal 4-15203-3                       7.30%                8,412
Principal 4-15203-4                       7.32%               10,118
VGI Prime Money Market                    5.61%               16,210

                                                           FAIR VALUE
                                                           __________
AIG Financial 129128                      7.23%
  Vanguard Targeted Return Trust (2-01)                       10,243
  Wrapper                                                        (38)

Caisse Des Depots 317-01                  6.78%
  FNR 1997-7 PM                                               10,097
  Wrapper                                                        (43)

Caisse Des Depots 317-02                  5.75%
  CONHE 1999-2 A6                                              8,104
  Wrapper                                                        896

Caisse Des Depots 317-03                  6.63%
  RFMS2 1999-H14 A4                                            4,873
  Wrapper                                                        159

Deutsche Bank VG-CUM-1                    6.48%
  Vanguard Targeted Return Trust (3-00)                       10,048
  Vanguard Targeted Return Trust (4-00)                       10,094
  Wrapper                                                         56

Deutsche Bank VG-CUM-2                    7.13%
  Vanguard Targeted Return Trust (3-01)                        4,818
  Vanguard Targeted Return Trust (1-02)                        4,824
  Wrapper                                                        (21)

Rabobank CUM-119601                       6.36%
  Vanguard Short Term Corporate Bond                           5 618
  Vanguard Total Bond Market                                   7,235
  Wrapper                                                        232

Rabobank CUM-089501                       6.43%
  Vanguard Total Bond Market Institutional                    12,475
  Wrapper                                                        213

Rabobank CUM-049601                       6.76%
  Vanguard Short Term Corporate Bond                           2,880
  Vanguard Total Bond Market                                   8,870
  Wrapper                                                        296

Union Bank of Switzerland 2112            6.40%
  Vanguard Total Bond Market                                   7,134
  Vanguard Short Term Corporate Bond                           8,454
  Wrapper                                                        301

West Landesbank 4001                       6.32%
  Vanguard Targeted Return Trust (2-02)                        2,795
  Vanguard Targeted Return Trust (3-02)                        2,796
  Wrapper                                                        104
                                                            ________
Total Cummins Engine Company, Inc.
 Fixed Income Fund                                          $272,479
                                                            ________
                                                            ________

                                                               Schedule II

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
               SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
                           AS OF DECEMBER 31, 1999


                         Loc                           Cash       ESOP Stock
Employing Company        Code    Location Name     Contribution  Contribution
_________________        ____    _____________     ____________  ____________

Cummins Engine Company   110     Columbus Salary      No           Yes(11)
        "                111     CBS-Nashville        No           Yes(11)
        "                120     Columbus DWU         Yes(3)(4)    No
        "                121     CMEP DWU             Yes(12)      No
        "                122     DWU New Hires        Yes(12)      No
        "                130     Columbus OCU         Yes(3)(4)    No
        "                131     OCU New Hires        Yes(12)      No
        "                132     CMEP OCU             Yes(12)      No
        "                135     Columbus Security    No           Yes(11)
CADEC                    190     CADEC                No           Yes(11)
Cummins Engine Company   200(O)  CHS Mgmt. Services   No           Yes(1)(2)
        "                200(N)  CHS Mgmt. Services   No           Yes(11)
Cummins Engine Company   240(O)  CHS Cylinder Head    No           Yes(1)(2)
        "                240(N)  CHS Cylinder Head    No           Yes(11)
        "                250(O)  CHS Recon            No           Yes(1)(2)
        "                250(N)  CHS Recon            No           Yes(11)
        "                260(O)  CHS Engr.Test Svcs.  No           Yes(1)(2)
        "                260(N)  CHS Engr.Test Svcs.  No           Yes(11)
        "                291(O)  Cummins Marine       No           Yes(1)(2)
        "                291(N)  Cummins Marine       No           Yes(11)
        "                300(O)  Jamestown            No           Yes(1)(2)
        "                300(N)  Jamestown            No           Yes(11)
        "                301     JEP New Hires        No           Yes(11)
Cummins Natural Gas      390     Cummins Natural Gas  No           Yes(11)
 Engines
Cummins Americas, Inc.   400     Miami PDC            No           Yes(11)
Atlas Crankshaft         500     Atlas Salary         No           Yes(11)
        "                510     Atlas Union          Yes(13)      No
Onan Corporation         550     Onan-Multiple Loc.   Yes(8)       Yes(7)
        "                551     Onan Huntsville      Yes(8)       Yes(7)
        "                552     Onan OPE St. Peter   Yes(8)       Yes(7)
Fleetguard, Inc.         600     Fleetguard TN        No           Yes(11)
                                  Salary
        "                610     Fleetguard Lake      No           Yes(11)
                                  Mills Salary
        "                620     Fleetguard Lake      No           Yes(11)
                                  Mills Hourly
Fleetguard, Inc.         621     L-M Hrly. New Hires  No           Yes(11)
Fleetguard, Inc.         630     Fleetguard TN Hrly.  Yes(9)       No
Kuss                     650     Kuss Salary          No           Yes(1)(2)
Kuss                     651     Kuss Union           No           Yes(1)(2)
Cummins Engine Company   700     DRC Salary           No           Yes(11)
        "             *  720     DRC TN Union         Yes(10)      No
Cummins Diesel Intl.     810     CDIL                 No           Yes(11)
Consolidated Diesel Co.  900(O)  Consol. Diesel Co.   Yes(10)(6)   No
        "                900(N)  Consol. Diesel Co.   Yes(5)       No
Holset Engr. Company     950     Holset Memphis       No           Yes(11)
        "                951     Holset Charleston    No           Yes(11)
        "                952     Holset Air
                                  Compressors         No           Yes(11)

*Participants at location 720 are not eligible to make Basic Savings Contributions.


Matching Contribution Legend
____________________________

( 1) ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution

( 2) ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution

( 3) Cash Contribution of 50% (up to a max of $325) of 1st 2% of pay contributed as a Pre-Tax Contribution

( 4) Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution

( 5) Cash Contribution of 50% on 1st 6% of pay contributed as a Pre-Tax Contribution

( 6) Cash Contribution based on 50% (up to a max of $900) on 1st $1,800 of pay contributed as a Basic Savings Contribution

( 7) ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and 25% of next $1,000 (max stock match = $1,187.50)  NOTE:  Applies to Pre-Tax
      Contributions

( 8) Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution

( 9) Cash Contribution of 50% of the 1st 3% of pay contributed as a Pre-Tax Contribution

(10) Cash Contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution

(11) ESOP Stock Contribution based on 50% of 1st 6% of pay contributed as a Pre-Tax Contribution

(12) Cash Contribution of $1 for $1 up to 2% of gross pay; $.25 on dollar up to next 4% of gross pay for Pre-Tax

(13) Cash Contribution of $1 for $1 up to 2% of gross pay contributed as a Pre-Tax Contribution

                                                               Schedule III


                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                          RETIREMENT AND SAVINGS PLANS
                          EMPLOYING LOCATIONS BY PLAN
                            AS OF DECEMBER 31, 1999


Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
               Salaried and Non-Bargaining Hourly Employees
                             EIN # 35-0257090
                                 Plan 020
---------------------------------------------------------------------------

  110  Columbus Salary                    400  Miami PDC
  111  CBS Nashville                      500  Atlas Salary
  135  Columbus Security                  600  Fleetguard TN Salary
  190  CADEC                              610  Fleetguard Lake Mills Salary
  200  Charleston Management Svcs.        620  Fleetguard Lake Mills Hourly
  240  Cylinder Head                      621  Fleetguard Lake Mills Hourly
                                                New Hires
  250  Charleston ReCon                   650  Kuss Salary
  260  Engineering Test                   700  DRC Salary
  291  Cummins Marine                     810  CDIL
  300  Jamestown                          950  Holset Memphis
  301  Jamestown New Hires                951  Holset Charleston
  390  Cummins Natural Gas                952  Holset Air Compressors



         Cummins Engine Company, Inc. Retirement and Savings Plan for
                          Onan Corporation Employees
                               EIN # 41-0965373
                                   Plan 025
--------------------------------------------------------------------------

  550  Onan Multiple Locations            552  Onan OPE St. Peter
  551  Onan Huntsville


         Cummins Engine Company, Inc. Retirement and Savings Plan for
                    Consolidated Diesel Company Employees
                              EIN #  56-1896727
                                  Plan 020
-------------------------------------------------------------------------

 900    Consolidated Diesel Company


Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
                          Bargaining Unit Employees
                              EIN #  35-0257090
                                  Plan 030
-------------------------------------------------------------------------

  120  Columbus DWU                       132  CMEP OCU
  121  CMEP DWU                           510  Atlas Hourly
  122  DWU New Hires                      630  Fleetguard TN Hourly
  130  Columbus OCU                       651  Kuss Union
  131  OCU New Hires                      720  DRC TN Union

                                                                Schedule IV

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                                EIN 35-0257090
           ITEM 27B:  SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                   IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
                           AS OF DECEMBER 31, 1999
                              (stated in 000's)



                                    PRINCIPAL
                      ORIGINAL      RECEIVED        UNPAID
                      AMOUNT OF     DURING         PRINCIPAL      AMOUNT
PLAN                    LOAN        THE YEAR      AT 12/31/99     OVERDUE
__________            _________     _________     ___________     _______

Salaried                $23            $ 4           $ 7            $ 2

Bargaining                9              -             7              4

CDC                       2              -             2              1


Interest rates range from 7.75% through 8.50%.

                                SIGNATURE
                                _________



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                CUMMINS ENGINE COMPANY, INC.

                                RETIREMENT AND SAVINGS PLAN
                                ____________________________
                                     (Name of Plan)




By     /s/ Dave C. Wright
       ___________________
       Dave C. Wright
       Secretary - Pension
       Policy Committee